FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT
TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

            OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: Form S-8 Reg. No. 333-17473

A. Full title of the plan and the address of the plan, if different from
   that of the issuer named below:

            ITW Bargaining Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the
   address of its principal executive office:

            Illinois Tool Works Inc.
            3600 West Lake Avenue
            Glenview, Illinois 60025

ITW Bargaining Savings and Investment Plan (f/k/a Premark
                   International, Inc.
         Bargaining Employees' Retirement Savings Plan)

               Financial Statements
           As of December 31, 2001 and 2000
            Together With Auditors' Report

Employer Identification Number 36-1258310/36-3461320
Plan Number 039/133

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits
of the ITW Bargaining Savings and Investment Plan, formerly known as the Premark
International, Inc. Bargaining Retirement Savings Plan, as of December 31, 2001
and 2000, and the related statement of changes in net assets available for
benefits for the year ended December 31, 2001. These financial statements are
the responsibility of the Plan's management. Our responsibility is to express an
opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted
in the United States. Those standards require that we plan and perform the audit
to obtain reasonable assurance about whether the financial statements are free
of material misstatement. An audit includes examining, on a test basis, evidence
supporting the amounts and disclosures in the financial statements. An audit
also includes assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial statement
presentation. We believe that our audits provide a reasonable basis for our
opinion.

In our opinion, the financial statements referred to above present fairly, in
all material respects, the net assets available for benefits of the Plan as of
December 31, 2001 and 2000, and the changes in net assets available for benefits
for the year ended December 31, 2001, in conformity with accounting principles
generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 9, 2002

ITW BARGAINING

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and 2000

Employer Identification Number 36-1258310/36-3461320, Plan Number 039/133

	2001	2000
ASSETS:		
Receivables-		
Company contributions	$ --	$ 2,471
Participant contributions	--	2,812
Loan payments	--	573
Total receivables	--	5,856
Proportionate share of Master Trusts' assets	14,231,433	13,510,842
NET ASSETS AVAILABLE FOR BENEFITS	$ 14,231,433	$ 13,516,698

The accompanying notes to financial statements
are an integral part of these statements.

ITW BARGAINING

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):	
Contributions-	
Company	$ 312,112
Participant	1,284,191
Rollover	4,923
Total contributions	1,601,226
Proportionate share of Master Trust net investment loss	(528,265)
Benefits paid to participants	(1,348,487)
Deemed distributions of participant loans	(15,516)
Transfers from other plans (Note 10)	1,005,777
Net increase	714,735
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	13,516,698

  End of year $ 14,231,433
                                                                ===============

                    The accompanying notes to financial statements
                        are an integral part of this statement.

                                  ITW BARGAININ

                        SAVINGS AND INVESTMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS

                        December 31, 2001 and 2000

      Employer Identification Number 36-1258310/36-3461320, Plan Number 039/133

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and
Investment Plan (the "Plan") which was previously known as the Premark
International, Inc. Bargaining Employees' Retirement Savings Plan prior to
January 1, 2001. Participants should refer to the plan document for a more
complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees covered by collective
bargaining agreements of participating business units of Illinois Tool Works
Inc. and its subsidiaries (the "Company") are eligible to participate in the
Plan on the first day of the month following the completion of six months of
service. Established on January 1, 1991 and as subsequently amended, the Plan is
subject to provisions of the Employee Retirement Income Security Act of 1974
("ERISA").

Effective January 1, 2001, the funding vehicle for the Plan is the ITW Savings
and Investment Trust (the "ITW Master Trust") at Putnam Fiduciary Trust Company
(the "Trustee"). Prior to January 1, 2001, the investment assets of the Plan
were held in the Premark International, Inc. Master Defined Contribution Trust
(the "Premark Master Trust") at The Northern Trust Company, the former trustee.
Collectively, the ITW Master Trust and the Premark Master Trust are referred to
as the "Master Trusts".

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 16% of
eligible compensation to their pre-tax and after-tax accounts. Separately, the
maximum pre-tax account contribution is 16% of eligible compensation, while the
maximum after-tax account contribution is 10%. The combined pre-tax and
after-tax contributions cannot exceed 16% of eligible compensation. Participants
may change their contribution percentages with each payroll. Prior to January 1,
2001, the percentage of compensation contributed could be increased or
decreased, at the election of the employee, any time during the year, up to four

times per year.
 Participant and Company contributions may begin with the attainment of th
eligibility requirements of the Plan. The Company provides a contribution based
on formulas set forth for each participating business unit of the Company.

Investment Funds

Effective January 1, 2001, there are thirty investment options in which
participants may choose to invest. Prior to that date, the participants could
choose to invest in four core investment funds. Investment income in each fund
is allocated daily among the participants' balances in each fund, except for the
Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate
income to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to
participant accounts based on the previous day's closing share value times the
number of shares in their account. For the monthly valued funds, a month-end
share value is determined by the Trustee from the investments and allocated to
participant accounts based on the number of shares in their account.

Effective January 1, 2001, participants may change their investment elections or
transfer their balances between funds in multiples of 1% on any given day. Prior
to January 1, 2001, participants were allowed to change their investment
elections or transfer their balances between four investment options in
multiples of 1% on any day, but no more than twelve times per year.

Vesting

Participants' interest in their employee contribution accounts are fully vested
at all times. Participants' interest in their Company contribution accounts vest
as shown in the following table:

Years of Vesting Service	Vested Percentage
Less than 1	0
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who terminate their participation in the Plan due to retirement,
death or become permanently and totally disabled are granted full vesting in
their Company contribution accounts.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to
$50,000, with a minimum loan amount of $1,000 from the vested portion of their
accounts. Loans bear a reasonable rate of interest, are secured by a portion of
the participants' accounts and are repayable over a period not to exceed five
years. Amounts borrowed do not share in the earnings of the investment funds but
are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon termination of employment, participants may receive a lump-sum payment of
their account balances, subject to the vesting provisions described above.
Additional optional payment forms are available at the election of the

participant.

Forfeitures

Forfeitures, representing the unvested portion of the Company's contributions, amounting to $373 as of December 31, 2001, will be used to reduce future Company contributions pursuant to the terms of the Plan. Also, in 2001, Company contributions were reduced by $403 from forfeited nonvested accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than those of the Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund consist of fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's proportionate share of the ITW Master Trust's net investment income or loss.

3. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6 percent for 2001.

In 2000, two investment contracts with wrapper agreements were terminated prior to maturity due to the merger of the Plan. At the time of termination, the market value of the assets underlying the wrapper agreements was significantly less than the book value. In October 2000, the Company made a restorative payment to the Plan on behalf of these investment contracts. The payment was made to restore the difference between the market value and book value of the assets underlying the wrapper (benefit responsive) agreements held in the Fixed Income Fund.

4. ADMINISTRATIVE EXPENSES

Investment management, agent and professional fees, brokerage commissions and administrative services are paid by the Plan. Other outside professional and administrative services are paid by or provided by the Company.

Plan expenses are paid through the ITW Master Trust. For the year ended December 31, 2001, none of the fees paid through the ITW Master Trust were allocated to the Plan.

5. ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee. Prior to January 1, 2001, the administrative services were performed by Hewitt Associates.

6. RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest according to Section 3(14) of ERISA. Through the ITW Master Trust, the Trustee serves as plan fiduciary and investment manager to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the ITW Master Trust to the Trustee were $393,144 for the year ended December 31, 2001.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. TAX STATUS

The Plan obtained its latest determination letter on January 15, 1998, in which the Internal Revenue Service stated that the Plan, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. Effective January 1, 1997, the Plan was amended and restated. The Company has not yet received a determination letter for the amended and restated plan. The plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9. MASTER TRUSTS

Certain amounts in the Plan's financial statements represent the Plan's proportionate share of the corresponding total of the Master Trusts.

The net Master Trusts' assets as of December 31, 2001 and 2000, are a follows:

	ITW Master Trust 2001	Premark Master Trust 2000
Assets-		
Non-interest bearing cash	$ --	$ 113,258
Receivables-		
Interest and dividends	--	2,196,531
Investments, at fair value-		
Interest bearing cash	23,814,926	--
Company common stock	409,166,071	409,967,732
Participant loans	53,947,526	15,332,727
Value of interest in common/collective trusts	74,025,136	191,095,758
Value of interest in registered investment companies	939,722,911	192,190,597
Other	201,743,550	--
Total investments	1,702,420,120	808,586,814
Net Master Trust assets	$1,702,420,120	$ 810,896,603

The Plan's proportionate share of the Master Trusts' assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan's proportionate share of the ITW Master Trust's assets were 1% at December 31, 2001. The Plan's proportionate share of the Premark Master Trust's assets were 2% at December 31, 2000.

For the year ended December 31, 2001, the earnings on investments of the ITW Master Trust are as follows:

Investment income-	
Interest-	
Interest-bearing cash	$ 278
Participant loans	4,301,286
Total interest	4,301,564

```
Dividends on Company common stock                         4,691,352
Net loss on sale of assets                              (92,209,793)
Unrealized appreciation of assets                        155,823,283
Net investment loss from common/collective trusts         (9,230,658)
Net investment loss from registered investment companies (137,037,904)
Other income                                              12,917,123
                                                         ------------
        Net investment loss                            $(60,745,033)
                                                         ============
```

10. TRANSFERS FROM OTHER PLANS

Effective July 31, 2001, the Kairak 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on August 30, 2001. The assets transferred to the Plan totaled $60,088.

Effective October 31, 2001, the Stanley Knight Union 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred on November 1, 2001. The assets transferred to the Plan totaled $945,689.

11. SUBSEQUENT EVENTS

Effective January 1, 2002, the maximum pre-tax contribution is increased to 50% of eligible compensation, subject to the IRS maximum deferral limit, while the maximum after-tax contribution remains at 10%. The combined pre-tax and after-tax contributions cannot exceed 50%.

Effective January 1, 2002, the Plan's vesting schedule for Company contributions will be shortened to immediate vesting for all employees who are active on or after January 1, 2001.

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on May 16, 2002.

                         ITW BARGAINING SAVINGS AND
                         INVESTMENT PLAN

                    By: /s/ John Karpan

                          John Karpan,
                          Member of Employee Benefits Committee and
                          Senior Vice President, Human Resources

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report, included or incorporated by reference in this Form 11-K, into the Illinois Tool Works Inc.'s previously filed registration statements on Form S-8 (File Nos. 333-22035, 333-37068, 333-75767 and 333-69542), Form S-4, (File Nos. 333-02671, 333-25471 and 333-88801) and Form S-3 (File Nos. 33-5780 and 333-70691) and Premark International, Inc.'s previously filed registration statements on Form S-3 (File No.'s 33-35137 and 333-62105).

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 16, 2002

EXHIBIT 99.1

May 16, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

Arthur Andersen LLP has represented to Illinois Tool Works Inc. that the audit completed for the ITW Bargaining Savings and Investment Plan for the year ending December 31, 2001 was subject to Arthur Andersen LLP's quality control system for the United States accounting and auditing practice. Arthur Andersen LLP has provided assurance to Illinois Tool Works Inc. that the audit engagement was conducted in compliance with professional standards. The audit was conducted with the appropriate continuity and availability of personnel, in the United States, as well as the appropriate availability of national office consultation.

Very truly yours,

/s/ Jon C. Kinney

Jon C. Kinney,
Senior Vice President and Chief Financial Officer, Illinois Tool Works Inc.